Exhibit 10.1
March 14, 2008
Mr. Randy Stephen
c/o Town Sports International Holdings, Inc.
5 Penn Plaza — 4th Floor
New York, NY 10001
Dear Randy:
     This letter agreement (the “Agreement”) confirms the terms that Town Sports International, LLC (the “Company”) is offering you in connection with your resignation of employment from the Company and its affiliates and from all officer and other positions that you currently hold with the Company and its affiliates, including Town Sports International Holdings, Inc. (“TSI Holdings”).
     1. Termination Date. The employment relationship between the you and the Company and its subsidiaries and affiliates, as applicable, terminated on January 14, 2008 (the “Termination Date”).
     2. Separation Benefits. In return for your agreement to, and compliance with, your commitments and obligations set forth in this Agreement following your execution and delivery of this Agreement (and the expiration of the Revocation Period (defined below) without revocation by you), and subject to the terms of this Agreement:
     (a) Subject to your compliance with the non-compete and non-solicitation covenants set forth in Paragraph 5(b) of this Agreement, the Company shall continue to pay you the equivalent of your base salary pay rate (at the rate in effect on the Termination Date) for a twelve (12) month period commencing on the Termination Date and ending on the first anniversary of the Termination Date (the “Severance Period”), payable in accordance with the Company’s prevailing payroll practices and subject to deduction for all required income and payroll taxes.
     (b) You shall receive $121,232, which is the amount equivalent to your annual bonus with respect to the fiscal year ending December 31, 2007 that you would have been entitled to receive had you remained in the employ of the Company through the payment date of such bonus based upon the Company’s actual results for 2007, which amount shall be payable within ten (10) days of your execution of this Agreement. This bonus payment shall be subject to all other terms of the Company’s bonus plan and shall be subject to deduction for all required income and payroll taxes.
     (c) The Company shall continue your health and dental coverage (or provide comparable substitute coverage), and continue to pay that portion of the premium that it pays for active employees at such times as the Company makes such payments for its active employees on a monthly basis until the earlier of the end of the Severance Period and the date on which you are eligible for coverage under another group health and dental insurance plan. You agree to promptly notify the Company in writing in the event that you are eligible for coverage under another such plan. If not otherwise covered by a group health or dental plan as of the last date of the Severance Period, you shall be eligible for COBRA continuation coverage effective as of such date on the same terms and conditions as offered to other eligible plan participants, and, if you elect such coverage, you shall be fully responsible for the associated premiums.
     (d) Each of you, your wife and children may continue to utilize a Passport Membership (or its equivalent) at no cost, and be entitled to receive Personal Training sessions at employee rates, (provided however that such memberships and discount rates for Personal Training sessions shall cease in the event you commence employment or a consulting role with a competitor of the Company or in the event of your material breach of this Agreement). The aforementioned memberships are subject to all of the Company’s membership rules, regulations and policies currently in effect and as may be amended from time to time (the “Rules”).
     (e) During the Severance Period, you agree to be available to the Company to provide certain consulting and advisory services at such times as may be reasonably requested by the Company. The Company will reimburse you for any reasonable out-of-pocket expenses incurred by you in connection with the performance of such services; provided that such expenses shall not be required to be incurred by you, and shall not be reimbursed, unless such expenses have been approved in writing in advance by the Chief Executive Officer or Chief Financial Officer of the Company. It is agreed that if the Company requires more than ten (10) hours of your time during any calendar month for consulting or advising, then the Company agrees to pay you a reasonable hourly rate of compensation for services above ten such (10) hours, which rate shall be negotiated by the parties and shall be further subject to the prior written consent of the Chief Executive Officer of the Company.
     (f) The Company shall provide you with outplacement assistance with an outplacement firm of your choice for a period of one year, but in no event shall the Company pay in the aggregate more than $15,000.
     (e) The Company shall reimburse you for all actual, out-of-pocket legal fees incurred by you in connection with this Agreement in the amount of $5,000 to be paid within ten (10) days of your execution of this Agreement.
     4. Release.
     (a) In consideration of the obligations contained in Section 2 of this Agreement and for other valuable consideration, you (for yourself, your heirs, legal representatives, executors or administrators (collectively, your “Representatives”)) hereby release and forever discharge the Company, TSI Holdings, their respective subsidiaries and affiliates and each of their respective officers, employees, directors and agents (collectively, the “Released Parties”) from any and all claims and rights which you may have against them, and you hereby specifically release, waive and forever hold them harmless from and against any and all such claims, liability, causes of action, compensation, benefits, damages, attorney fees, costs or expenses, of whatever nature or kind and whether known or unknown, fixed or contingent, and by reason of any matter, cause, charge, claim, right or action whatsoever, which have arisen at any time up to and including the date of execution of this Agreement, including, but not limited to, those arising during or in any manner out of your employment with, or your resignation from, the Company, or anything else that may have happened up to and including the day you sign this Agreement. The rights, claims, causes of action, and liabilities that you are releasing and waiving include, but are not limited to, those that concern, relate to, or might arise out of the following: salary, overtime, bonuses, equity and severance arrangements, benefit plans; and commissions; tort; breach of express or implied contract or promise; harassment, intentional injury or intentional tort, fraud, misrepresentation, battery, assault, defamation, breach of fiduciary duty, tort or public policy claims, whistleblower claims, negligence (including negligent hiring, retention and/or supervision), wrongful or retaliatory discharge, infliction of emotional injury, or any other facts or claims; retirement, stock option or any other benefits; the Equal Pay Act (29 U.S.C. §206(d), et seq.); the Age Discrimination in Employment Act (ADEA) (29 U.S.C. §621, et seq.); Title VII of the Civil Rights Act of 1964 (42 U.S.C. §2000e, et seq.); ERISA (the Employee Retirement Income Security Act of 1974 (29 U.S.C. §1001, et seq.) other than any vested ERISA benefit; COBRA (the Consolidated Omnibus Budget Reconciliation Act of 1986, 29 U.S.C. §21161, et seq.); the federal WARN Act; the American with Disabilities Act (42 U.S.C. §12101, et seq.); the National Labor Relations Act and the Labor Management Relations Act, 29 U.S.C. §141 et seq.; the Family and Medical Leave Act (29 U.S.C. §2601, et seq.); the United States Constitution; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 or 1871 (42 U.S.C. §§1981,1983,1985, et seq.); retaliation under any federal, state, or local law; any claims for costs or attorney fees; the fair employment practices (FEP) laws and employment-related laws of any federal, state, or local jurisdiction (including the New York State Human Rights Law, New York Administrative Code), and any other federal, state, city, county or other common law, law, or ordinance, including but not limited to those where you work and/or reside. For purposes of the ADEA only, you are not releasing any rights or claims that arise following the effective date of this Agreement.
     (b) Notwithstanding the foregoing, the release set forth in Section 4(a), shall not apply to (i) the obligations of the Company under this Agreement, (ii) your vested benefits under the Company’s 401(k) plan, and (iii) the Company’s obligations under the Option Plans (as defined and set forth below in Section 5), and any related option agreement or vested benefit(s) to which you are legally entitled. You further agree that the payments and benefits described in this Agreement shall be in full satisfaction of any and all claims for payments or benefits, whether express or implied, that you may have against the Company, TSI Holdings or any of their respective subsidiaries or affiliates arising out of your employment relationship, your service as an employee or officer of the Company, TSI Holdings or any of their respective subsidiaries or affiliates and your resignation therefrom. You hereby acknowledge and confirm that you are providing the release and discharge set forth in this Section 4 only in exchange for consideration in addition to anything of value to which you are already entitled.
     (c) You represent and agree that you have not filed any lawsuits against any Released Party, or filed or caused to be filed any charges or complaints against any Released Party with any municipal, state or federal agency charged with the enforcement of any law. Pursuant to and as a part of your release and discharge of the Released Parties, you agree, except for your right, if any, to bring a proceeding pursuant to the Older Workers Benefit Protection Act to challenge the validity of the release of claims pursuant to the Age Discrimination in Employment Act contained in paragraph 3 of this Release, and consistent with the EEOC Enforcement Guidance On Non-Waivable Employee Rights Under EEOC-Enforced Statutes dated April 11,1997, and otherwise to the maximum extent permitted by applicable law, not to sue or file a charge or complaint against any Released Party in any forum or assist or otherwise participate willingly or voluntarily in any claim, suit, action, investigation or other proceeding of any kind which relates to any matter that involves any Released Party, and that occurred up to and including the date of your execution of this Agreement, unless as required to do so by court order, subpoena or other directive by a court, administrative agency or legislative body, other than to enforce this Agreement. With respect to the claims you are waiving herein, you are waiving any right to receive money or any other relief in any action instituted on your behalf by any other person, entity or government agency.
     (d) You expressly understand and acknowledge that it is possible that unknown losses or claims exist or that present losses may have been underestimated in amount or severity, and that you explicitly took that into account in determining the amount of consideration to be paid for the giving of this Release, and a portion of said consideration and the mutual covenants contained herein, having been agreed between the parties with the knowledge of the possibility of such unknown claims, were given in exchange for a full satisfaction and discharge of all such claims.
     (e) Nothing in this release shall affect the Company and TSI Holdings’ obligation to indemnify, defend and hold you harmless to the fullest extent allowable by applicable law and their respective charter and by-laws with respect to your acts or omissions in your capacity as an officer of the Company, TSI Holdings and their respective subsidiaries and affiliates. The Company shall continue to maintain directors’ and officers’ liability insurance with respect to actions or omissions by you as an officer of TSI Holdings, the Company (or any of its subsidiaries) to the fullest extent permitted by law in the same manner that it maintains such insurance for other officers and directors.
     5. Options; Non-Compete; Non-Solicitation.
          (a) Your options to purchase TSI Holdings common stock granted pursuant to the Company stock option incentive plans, the 2004 Stock Option Plan, as amended, and the 2006 Stock Option Incentive Plan, as amended (collectively, the “Option Plans”), to the extent vested as of the Termination Date, shall remain outstanding for the post-termination exercise period specified in Option Plans and the applicable option agreements. Such vested options will expire at the conclusion of such post-termination exercise period to the extent not previously exercised. That portion of the stock options that remain unvested as of the Termination Date shall be forfeited on the Termination Date without any payment.
          (b) You hereby acknowledge that the Company is making the payments to you pursuant to Section 2 above, in part, based on your compliance with the non-compete and non-solicitation covenants set forth in the 2006 Stock Option Incentive Plan, as amended, and the related stock option agreement, dated August 4, 2006 and August 7, 2007, evidencing the grant of stock options to you under that option plan. You hereby covenant and agree that, during the Severance Period, you shall comply with the non-compete and non-solicitation provisions set forth in the 2006 Stock Option Incentive Plan.

     6. No Other Compensation or Benefits. Except as otherwise specifically provided herein, you shall not be entitled to any compensation or benefits or to participate in any past, present or future employee benefit programs or arrangements of the Company, TSI Holdings or any of their respective subsidiaries or affiliates on or after the Termination Date.
     7. Return of Company Property. As of the date of this Agreement, you hereby represent that you have delivered to the Company all Company property and equipment in your possession or control, including, but not limited to, any and all records, manuals, customer lists, notebooks, computers, computer programs and files, Company credit cards, papers, electronically stored information and documents kept or made by you in connection with your employment and you shall not retain any copies thereof. You also represent that you have left intact all electronic Company documents or files, including those that you developed or helped develop. You are required to return all such property whether or not you sign this Agreement. Notwithstanding the foregoing, you shall be permitted to retain the cell phone (and number) provided by the Company, at your expense after the Termination Date if you so choose.
     8. Waiver of Rights. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.
     9. Nondisclosure of Confidential Information. You acknowledge and agree that in the course of your employment with the Company, you have acquired certain confidential company information which you knew or understood was confidential or proprietary to the Company and which, as used in this Agreement, means: information belonging to or possessed by the Company which is not available in the public domain or not released by some third-party through no fault of yours, including, without limitation (i) information received from the customers, suppliers, vendors, employees or agents of the Company under confidential conditions; (ii) customer and prospect lists, and details of agreements and communications with customers and prospects; (iii) sales plans and projections, product pricing information, acquisition, expansion, marketing, financial and other business information and existing and future products and business plans of the Company; (iv) the Company’s confidential accounting, tax, or financial information, results, procedures and methods; (v) information relating to existing claims, charges and litigations; (vi) sales proposals, demonstrations systems, sales material; and (vii) employee information (including, but not limited to, personnel, payroll, compensation and benefit data and plans), including all such information recorded in manuals, memoranda, projections, reports, minutes, plans, drawings, sketches, designs, formula books, data, specifications, software programs and records, whether or not legended or otherwise identified by the Company as confidential information, as well as such information that is the subject of meetings and discussions and not recorded. You understand that such confidential company information has been disclosed to you for the Company’s use only. You understand and agree that you (i) shall not disclose or communicate confidential information to any person or persons; and (ii) shall not make use of confidential information on your own behalf, or on behalf of any other person or persons. You shall give immediate notice to the Company if you are ordered by a court or otherwise compelled by law to reveal any confidential information to any third party. In view of the nature of your employment and the nature of the confidential information to which you have had access to, you acknowledge and agree that any unauthorized disclosure to any person or persons of confidential information, or other violation or threatened violation of this Agreement shall cause irreparable damage to the Company and that, therefore, the Company shall, in addition to any other available remedy, be entitled to an injunction prohibiting you from any further disclosure, attempted disclosure, violation or threatened violation of this Agreement.
     10. Non-Disparagement; Cooperation.
     (a) You understand and agree that as a condition for payment to you of the consideration herein described, you, on your behalf and on behalf of your Representatives, shall not (and your Representatives shall not) at any time engage in any form of conduct, or make any statements or representations that disparage or otherwise impair the reputation, goodwill, or commercial interests of the Company, its management, stockholders, subsidiaries, parent, and/or other affiliates. The Company agrees that no member of its senior management will make any comment or statement that is defamatory or derogatory against you.
     (b) From and after the Termination Date, you shall (i) cooperate in all reasonable respects with the Company and its affiliates and their respective directors, officers, attorneys and experts in connection with the conduct of any dispute, action, proceeding, investigation or litigation involving the Company or any of its affiliates, including, without limitation, any such dispute, action, proceeding, investigation or litigation in which you are called to testify and (ii) promptly respond to all reasonable requests by the Company and its affiliates relating to information concerning the Company which may be in your possession. The Company shall, as a condition to your obligations under this Section 10(b), reimburse you for any reasonable out of pocket expenses and costs incurred as a result of such cooperation (including all actual, out-of-pocket attorney fees), provided that such expenses have been approved in writing in advance by an executive officer of the Company. Further, you hereby consent to the disclosure of information about you that the Company is required to disclose in its Annual Report on Form 10-K, its Proxy Statement and in any other report(s) required to be filed with the Securities and Exchange Commission under the Securities Act of 1933, the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.
     11. Applicable Law. This Agreement shall be interpreted and construed by the laws of the State of New York, without regard to conflict of laws provisions. You hereby irrevocably submit to and acknowledge and recognize the jurisdiction of the courts of the State of New York, or, if appropriate, a federal court within New York (which courts, together with all applicable appellate courts, for purposes of this agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this Agreement or the subject matter hereof.
     12. Entire Agreement/Severability. You understand and agree that this Agreement contains the entire understandings and agreements between the parties hereto with respect to the subject matter hereof. This Agreement constitutes the sole and complete understanding and agreement between the parties with respect to the matters set forth herein, and there are no other agreements or understandings, whether written or oral and whether made contemporaneously or otherwise (other than any confidentiality and/or non-competition provisions and related covenants set forth in any agreement granting you options under the Company’s options plans that you executed during your employment with the Company the terms of which will survive execution of this Agreement). No term, condition, covenant, representation or acknowledgment contained in this Release may be amended unless in a writing signed by both parties. If any section of this Agreement is determined to be void, voidable or unenforceable, it shall have no effect on the remainder of the Agreement which shall remain in full force and effect.
     13. Acceptance. You shall have twenty-one (21) days from the date set forth above to consider the terms of this Agreement. In order to receive the benefits and payments provided for by Section 2 of this Agreement, you must execute this Agreement, have your signature notarized and return the executed Agreement to the Company, addressed to the Company, Attention: General Counsel, at the address specified in Section 22 so that it is received any time on or before the expiration of the twenty-one (21) day period. After executing the Agreement, you shall have seven (7) days (the “Revocation Period”) to revoke it by indicating your desire to do so in writing addressed to and received by the General Counsel at the address set forth in Section 22 no later than the seventh (7th) day following the date you executed the Agreement. In the event you do not accept this Agreement or in the event you revoke this Agreement during the Revocation Period, the obligations of the Company to make the payments and provide the benefits set forth herein shall automatically be deemed null and void. No payments or benefits shall be paid or provided under Section 2 of this Agreement following the Termination Date, until you have signed this Agreement, had your signature notarized and the Revocation Period has expired without a revocation by you.
     14. Voluntary Assent. By your signature on this Agreement, you affirm and acknowledge that:
          (i) you have read this Agreement, and understand all of its terms, including the full and final release of claims set forth in Section 4;
          (ii) you have voluntarily entered into this Agreement and that you have not relied upon any representation or statement, written or oral, not set forth in this Agreement;
          (iii) the only consideration for signing this Agreement is as set forth herein and that the consideration received for executing this Agreement is greater than that to which you may otherwise be entitled;
          (iii) you have been given the opportunity and you have been advised by the Company to have this Agreement reviewed by your attorney and/or tax advisor; and
          (iv) you have been given up to twenty-one (21) days to consider this Agreement and that you understand that you have seven (7) days after executing it to revoke it in writing, and that, to be effective, such written revocation must be received by the Company within the seven (7) day Revocation Period.
     15. No Admission. Nothing contained in this Agreement, or the fact of its submission to you, shall constitute or be construed as an admission of liability or wrongdoing by either party.

     16. Counterparts. The Agreement may be executed in two (2) signature counterparts, each of which shall constitute an original, but all of which taken together shall constitute but one and the same instrument.
     17. Taxes; Section 409A. It is intended that the payments provided for herein are intended to comply with the terms of Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder. In the event, however, that any such payments are determined to be subject to Section 409A, then the Company may make such adjustments as are reasonably required to comply with such section, including delaying any such payments that would have been required to be paid to you pursuant to this Agreement during the first six months following the Termination Date until the end of such six-month period in accordance with the requirements of Section 409A. In addition, any expense reimbursement under Section 2(e), 3(a) or 13(b) hereof shall be made on or before the last day of the taxable year following the taxable year in which such expense was incurred by you, and no such reimbursement or the amount of expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year. The termination of your employment on January 14, 2008 is intended to constitute an “involuntary termination” for purposes of Section 409A. Without limiting the generality of the foregoing, the amount of time that you will provide to the Company as consultant in paragraph 2(d) shall be less than 20% of the time spent by you in performing services for TSI Holdings and the Company for the thirty-six months preceding the Termination Date. Notwithstanding any of the preceding, the Company makes no representations regarding the tax treatment of any payments hereunder, and you shall be responsible for any and all applicable taxes, other than the Company’s share of employment taxes on the payments during the Transition Period described in Section 2.
     18. Third Party Beneficiaries. You acknowledge and agree that TSI Holdings and all its direct and indirect subsidiaries (other than the Company) are third party beneficiaries of this letter agreement. Without limiting the foregoing sentence, TSI Holdings and such subsidiaries may enforce this letter agreement against you. This Agreement may be assigned by the Company to a person or entity which is an affiliate, and shall be assigned to any successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity. This Agreement shall be binding upon the successors, and assigns of the Company.
     19. Notices. Any notices required or made pursuant to this Agreement will be in writing and will be deemed to have been given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, as follows: if to you, to the address in the Company’s payroll records; if to the Company, at 5 Penn Plaza, 4th Floor, New York, NY 10001, Attn: General Counsel, or to such other address as either party may furnish to the other in writing in accordance with this Section 22. Notices of change of address will be effective only upon receipt.

Acknowledged and accepted by: TOWN SPORTS INTERNATIONAL, LLC
By:	/s/ James M. Rizzo
Name: James M. Rizzo
Title: Senior Vice President — Human Resources

/s/ Randall Stephen
Randall Stephen

STATE OF NEW YORK	)
: ss.:
COUNTY OF NEW YORK	)
               On the 14th day of March, 2008, personally came Randy Stephen and being duly sworn, acknowledged that he is the person described in and who executed the foregoing Agreement and acknowledged that he executed same.

/s/ Laura A. Watanabe
Laura A. Watanabe Notary Public

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